THREE MONTHS ENDED MARCH 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E  O F  C O N T E N T S

CONTINENTAL MINERALS CORPORATION
THREE MONTHS PERIOD ENDED MARCH 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the year ended December 31, 2008 and the unaudited interim consolidated financial statements for the three months ended March 31, 2009.

This MD&A is prepared as of May 19, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies and legislation, geopolitical and economic uncertainty, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those stated herein. For additional risk factors please refer to the Company's latest Annual Information Form, filed on SEDAR (www.sedar.com).

1.2 Overview

Continental is focused on developing mineral projects in the People's Republic of China ("PRC").

Continental owns 100% of Highland Mining Inc. ("Highland"), the parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), a wholly foreign owned enterprise ("WFOE") that holds 100% of the Xietongmen property in the Tibet Autonomous Region (“TAR”), PRC. The Xietongmen property consists of two exploration licenses, totaling approximately 122 square kilometers. Exploration on the property by Continental since 2005 has resulted in the discovery of two copper-gold deposits.

The Xietongmen deposit was discovered in 2005. A comprehensive program began in 2006 to collect the necessary information for a feasibility study, and environmental and socio-economic impact assessments ("ESIA"), for mining the Xietongmen deposit.

The 2007 Feasibility Study completed by Aker Kvaerner E&C1 proposed a 40,000 tonnes per day conventional mill and open pit mining operation for Xietongmen, producing an average of 116 million pounds of copper, 190,000 ounces of gold and 1.73 million ounces of silver per year over a 14 year mine life. The study was based on a copper price of US$1.50/lb, a gold price of US$500/oz and a silver price of US$8.50/oz and 219.8 million tonnes of measured and indicated resources grading 0.43% copper, 0.61 g/t gold and 3.87 g/t silver, containing 2 billion pounds of

[1] October 2007 Technical Report is available on the Company’s profile on www.sedar.com. Qualified Persons are G. Holmes, P.Eng., P. Live, Eng., and L. Melis, P.Eng.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS PERIOD ENDED MARCH 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

copper and 4.3 million ounces of gold at a 0.15% copper cut-off in the Xietongmen deposit, including 182 million tonnes of proven and probable mineral reserves.

In 2007 and 2008, Continental completed a number of submissions required to advance permitting for the project prior to the mining license application. These materials encompass at least eleven reports and permits, covering all aspects of the project development that have been submitted and approved by relevant PRC and TAR government authorities during the initial project review process. These include the geological resources report, the environmental impact report, the water use permit, the reclamation plan approval and the preliminary land use permit, among others. The mining license application, completed in the first quarter of 2009, is currently in the process of being submitted.

An initial resource estimate by Wardrop Engineering for a second deposit discovery on the property, called Newtongmen, was announced in May 2009. The Newtongmen deposit, located 2.5 kilometers northwest of the Xietongmen deposit, was discovered in 2006 and was followed by a first-phase of definition drilling in 2007. At a 0.20% copper cut-off, the results include:

  Indicated mineral resources of 388.9 million tonnes grading 0.32% copper, 0.18 g/t gold and 0.87 g/t silver, containing 2.8 billion pounds of copper, 2.3 million ounces of gold and 10.8 million ounces of silver; and
  Inferred mineral resources of 264.8 million tonnes grading 0.29% copper, 0.07 g/t gold and 0.12 g/t silver, containing 1.7 billion pounds of copper, 0.6 million ounces of gold and 1.0 million ounces of silver.

Project work in 2009 is focused on the Xietongmen deposit. Activities have included basic engineering, project optimization and completion of the international-standard ESIA report to prepare for construction to start once permits are received.

The Company had approximately $11 million cash on hand at the end of March 31, 2009.

1.2.1 Property Agreements

Property Acquisition

During 2005 and 2006, the Company earned a 60% interest in the shares of Highland by making option payments totaling US$2 million and completing US$11.3 million of exploration expenditures.

In December 2006, the Company completed a merger of Great China Mining Inc. with the Company. Consequently, Continental now holds 100% of Highland, which in turn holds 100% of Tian Yuan, which itself holds the exploration licenses comprising the Xietongmen property.

Concurrent with the completion of the merger, the Company also acquired three other properties (subsequently combined into one exploration license), totaling 109 square kilometers surrounding the original property, through the payment of US$3.25 million and the issuance of 1.5 million units (each unit consisting of one share and one warrant of the Company).

CONTINENTAL MINERALS CORPORATION
THREE MONTHS PERIOD ENDED MARCH 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.2 Framework Agreement for Financing and Mine Services

In 2007, Continental entered into a framework agreement (the "Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for the Xietongmen project. Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals.

Pursuant to the Agreement, Jinchuan acquired, in two tranches, 18 million common shares of the Company for a total cost of $36 million. Jinchuan has also agreed to provide other key support to the Xietongmen Project, including assistance in arranging up to 60% of the required capital financing for the development of a mine in the form of debt; contributing 30% of required capital financing (net of any equity subscriptions) for the Xietongmen Project in the form of debt and/or equity; and providing other support to the Project, including assistance with design engineering, training, maintenance and other technical aspects, as well as sales of mineral products.

Jinchuan and Tian Yuan have entered into a life-of-mine concentrate off-take arrangement in connection with a future mine at Xietongmen. The concentrate off-take from Newtongmen is not subject to this arrangement; Jinchuan holds a right of first refusal to purchase any concentrate that may be produced in the future by the Company in the People's Republic of China, subject to Jinchuan maintaining a certain minimum interest in the Company.

1.2.3 Project Finance

In August 2008, the Company announced that it had engaged Standard Bank Plc, the principal international investment banking subsidiary of the Standard Bank Group Limited, jointly with the Industrial and Commercial Bank of China as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen property. The engagement is subject to due diligence and conditions precedent applicable to finance facilities of this type.

1.2.4 Property Activities

Xietongmen Deposit

In 2009, the main work programs are directed toward completion of permitting and preparations for mine development at Xietongmen.

Engineering

Continental has retained the Beijing General Research Institute of Mining and Metallurgy ("BGRIMM") as the primary Chinese design institute and a number of international firms to work with the Chinese design groups, including Ausenco Limited, Melis Engineering Ltd (“Melis”), Golder Associates Ltd ("Golder") and Leighton Asia Limited ("Leighton") along with its own in-house engineering team to complete project optimization, basic engineering and costing work for the Xietongmen Project. This is similar to the approach taken for the Feasibility Study in 2007, and is required under legislation in China.

During the first quarter of 2009, the Company’s in-house engineering team worked closely with BGRIMM and Melis on developing optimized process flow sheets and design, as well as preparing equipment specifications, process plant layout, piping and instrumentation diagrams and mine infrastructure design. In addition to this work,

CONTINENTAL MINERALS CORPORATION
THREE MONTHS PERIOD ENDED MARCH 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

Leighton and Golder were engaged to assist with optimizing the mining plan, open pit design and tailings storage and operational water management plan. During this time, additional metallurgical test work was also undertaken by Melis and completed by SGS Lakefield Laboratories.

Since March 31, 2009, the Company’s engineering team has continued work with the various consultants on the optimization of the process design and flow sheets. Other critical basic engineering items included requests for quotations, preparation of procurement documents, process plant general layout and piping and instrumentation diagrams.

Wardrop Engineering is continuing work on updating capital and operating costs estimates.

Environmental and Socio-economic

A workshop was held in March 2009 with key Continental personnel and consultants from Hunter Dickinson Services Inc. and Golder to review the technical aspects of the ESIA in order to ensure conformance with international best practices. The conclusion from the workshop was that the technical aspects of the environmental and social assessment and plans are robust, conform to international practices and are supported by data collected subsequence to the preparation of the initial ESIA. Final comments and edits have been submitted to Golder and the final report is being prepared.

Site activities during later 2008 and early 2009 focused on building the capacity of the community relations team. The team was taken on site tours of two operations in China: the Tanjianshan and Yongping mines. At the end of the trip, the team developed the work plan for 2009, which includes significant community relations, development outreach and training programs, as well as continuation of key environmental baseline programs.

The main frames of the seven houses being built for the villagers who have signed house funding agreements are nearly completed. The villagers are pleased with the design of the houses which incorporates traditional Tibetan carved wooden windows, doors and moldings. Local labor and trades have also enjoyed employment through this initiative. Each of the houses accommodates an extra room for small business opportunities.

The International Crane Foundation conducted field research, which is sponsored by Continental, on black-necked cranes in the Xietongmen project area. The field research focused on population trends and habitat usage. In addition, power line reconnaissance surveys were conducted in order to understand the potential for bird mortalities. A report on the findings from this field research is expected later in the year.

Newtongmen Deposit

The Newtongmen deposit was discovered by exploration drilling in 2006. Delineation drilling indicates the presence of a northwesterly-elongated zone about 850 m long by up to 450 m wide, with intersections of copper and gold mineralization from surface to the limit of drilling at 713 m depth. The deposit remains open to expansion in three lateral directions and at depth. Results from the resource estimate are tabulated below.

Newtongmen Mineral Resources - May 2009

Category	Cut-off	Tonnes Millions	Cu %	Au g/t	Ag g/t	Contained Cu Billion lbs	Contained Au Million oz	Contained Ag Million oz
Indicated	0.30	186.5	0.40	0.22	0.99	1.66	1.30	5.90
	0.20	388.9	0.32	0.18	0.87	2.77	2.30	10.85
	0.15	486.0	0.29	0.17	0.82	3.15	2.70	12.80

CONTINENTAL MINERALS CORPORATION
THREE MONTHS PERIOD ENDED MARCH 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

Category	Cut-off	Tonnes Millions	Cu %	Au g/t	Ag g/t	Contained Cu Billion lbs	Contained Au Million oz	Contained Ag Million oz
Inferred	0.30	84.4	0.37	0.06	0.13	0.68	0.17	0.36
	0.20	264.8	0.29	0.07	0.12	1.67	0.57	1.04
	0.15	379.3	0.25	0.07	0.12	2.11	0.80	1.44

Note 1	Contained metal calculations assume 100% recovery.

Note 2

Worldwide porphyry operations cut-offs generally range between 0.20 and 0.40% copper. Estimates for the Xietongmen deposit use 0.15% copper cut-off. Wardrop considers that a higher threshold grade of 0.20% copper is appropriate for this initial estimate of Newtongmen.

The resource estimate is based on drill core assay results from 35 holes (approximately 16,000 meters) drilled in 2006 and 2007. The holes were drilled at about 100-meter spacing on eight lines, with holes on adjacent lines offset by approximately 50 meters. All but three of the holes were drilled vertically. Long intervals of copper and gold mineralization were encountered in most of the holes starting from surface, with higher grade intervals intersected near to the surface.

The Newtongmen mineral resource estimate was prepared using geostatistical methods by Greg Mosher, P.Geo., of Wardrop Engineering, an independent Qualified Person as defined by Canadian National Instrument 43-101. A May 2009 Technical Report has been filed on www.sedar.com.

1.2.5 Market Trends

Copper prices had been on an overall upward trend between late 2003 and October 2008, but have decreased significantly since then as a result of uncertainties in global financial markets. In mid-2008, the copper market deficit, caused by strong demand growth and struggling production and a lack of new development projects, reached its peak. The average price in 2008 was US$3.15/lb, compared to an average price of US$3.22/lb in 2007. There was an unprecedented 70% drop in prices over the six months from July to December 2008.

Copper prices stabilized in January 2009, then began to increase. Prices have been in the US$2.00/lb range since early April. The average copper price in 2009 to May 20 is US$1.72/lb.

Gold prices were volatile in late 2008, dropping below $800/oz for a two-week period in September, and again from mid-October through November. The average gold price for 2008 was US$871/oz. As global economic and other market conditions are uncertain, market experts have forecast strong gold prices through 2009. Prices in 2009 to the date of this MD&A have averaged US$907/oz.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS PERIOD ENDED MARCH 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except number of common shares outstanding.

	As at December 31
Balance Sheet	2008	2007	2006
Current assets	$16,714,094	$33,920,850	$2,830,533
Other assets	113,584,897	117,835,590	113,270,637
Total assets	130,298,991	151,756,440	116,101,170

Current liabilities	6,762,049	3,248,870	16,694,166
Other long-term liabilities	33,247,000	26,501,300	28,683,950
Shareholders' equity	90,289,942	122,006,270	70,723,054
Total shareholders' equity & liabilities	130,298,991	151,756,440	116,101,170

Working capital (deficit)	$9,952,045	$30,671,980	$(13,863,633)

	Year-ended December 31

Results of Operations	2008	2007	2006
Amortization expense	$60,906	$6,272	$–
Consulting	129,055	–	–
Exploration (excluding stock-based compensation)	14,977,053	16,170,355	19,226,242
Insurance	145,892	164,075	131,880
Interest expenses	–	309,045	916,021
Interest income	(657,929)	(858,891)	(56,668)
Legal, accounting and audit	925,466	533,765	860,049
Loss on extinguishment of promissory note	–	475,000	–
Office and administration (excluding stock-based
compensation )	3,256,496	2,080,201	2,387,458
Project investigation	25,165	–	–
Shareholder communications	266,953	387,122	353,977
Stock-based compensation	1,932,249	2,541,488	2,610,538
Travel and conference	798,118	1,511,724	843,510
Trust and filing	85,500	103,457	124,617
	21,944,924	23,423,613	27,397,624
Foreign exchange loss (gain) related to future income tax	8,158,000	(2,416,737)	–
Other foreign exchange loss	450,653	428,579	263,329
Loss shared by non-controlling interest	–	–	(944,880)
Loss for the year	$30,553,577	$21,435,455	$26,716,073

Basic and diluted loss per share	$(0.24)	$(0.18)	$(0.51)

Weighted average number of common shares outstanding	129,053,041	116,675,784	52,849,728

CONTINENTAL MINERALS CORPORATION
THREE MONTHS PERIOD ENDED MARCH 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Results of Operations

The net loss for the three months ended March 31, 2009 increased to $5,880,144 compared to a net loss of $4,967,162 in 2008 for the same period. The increase was primarily due to increased exploration costs offset by the decrease in foreign exchange loss related to the future income tax liability denominated in Chinese renminbi. Total net loss was primarily comprised of exploration expenditure of $3,060,212 (2008 – $1,546,372), and administrative expenses of $2,819,932 (2008 – $3,420,790).

The exploration expenditures of $3,060,212 (2008 – $1,546,372) included costs for exploration of $2,962,058 (2008 – $1,534,250) and stock-based compensation of $98,154 (2008 – $12,122). The main exploration expenditures during the year were $1,225,105 for engineering (2008 – $376,722), $368,811 for environmental (2008 – $271,474), $182,429 for geological (2008 – $88,009), $514,685 for site activities (2008 – $225,143), $403,719 for socioeconomic (2008 – $282,637), and $190,466 for transportation (2008 – $133,794).

The main administrative costs during the year were for salaries, insurance, office and administration, and legal, accounting and audit fees. Salaries, office and administration costs increased to $1,096,484 compared to $722,837 in 2008. The increase was mainly due to the additional human resource related costs and Tian Yuan Beijing’s office rent in the first quarter of 2009, which were not occurred in the same period of 2008. Trust and filing fees decreased to $12,688, compared to $29,954 in 2008. Included in the total administrative costs was stock-based compensation expense of $232,299, compared to $315,047in 2008. The decrease in stock-based compensation expense in 2009 is primarily due to the options granted in the first quarter of 2008 while there were no options granted in the same quarter of 2009.

Interest income decreased to $15,310 in 2009, compared to $342,076 in 2008. This was due to lower cash on hand as a result of expenditures incurred from April 1, 2008 to March 31, 2009.

The foreign exchange loss recorded in 2009 was related to the renminbi-denominated future income tax liabilities. The Canadian dollar has declined against the Chinese renminbi (colloquially, the "yuan") since the beginning of 2009. The exchange rate for the Canadian dollar against the Chinese yuan has decreased from 1 Canadian dollar to 5.57 Chinese yuan on December 31, 2008 to 5.42 Chinese yuan on March 31, 2009.

Stock-based compensation of $330,453 was charged to operations during the first quarter of 2009, compared to $327,169 in the first quarter of 2008.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS PERIOD ENDED MARCH 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except loss per share amounts. Small differences are due to rounding.

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2009	2008	2008	2008	2008	2007	2007	2007	2007

Current assets	$12,508	$16,714	$23,601	$26,854	$30,338	$33,920	$20,222	$26,710	$32,218
Other assets	114,413	113,585	118,699	118,456	118,954	117,836	118,473	116,374	115,120
Total assets	126,921	130,299	142,300	145,310	149,292	151,756	138,695	143,084	147,338

Current liabilities	7,101	6,762	3,105	1,800	2,015	3,249	2,057	1,803	1,778
Other long-term liabilities	34,410	33,247	30,480	29,256	29,022	26,501	26,959	27,237	29,114
Shareholders' equity	85,410	90,290	108,715	114,254	118,255	122,006	109,679	114,044	116,446
Total shareholders' equity and liabilities	126,921	130,299	142,300	145,310	149,292	151,756	138,695	143,084	147,338

Working capital (deficit)	5,407	9,952	20,496	25,054	28,323	30,671	18,165	24,907	30,440

Expenses:
Conference and travel	78	97	247	263	188	481	451	424	156
Exploration	2,962	8,215	3,335	1,895	1,534	5,628	4,283	3,837	2,423
Foreign exchange loss (gain)	1,092	4,818	1,235	353	2,203	(97)	(209)	(1,760)	78
Insurance	37	38	31	37	40	37	38	45	45
Interest expense	–	–	–	–	–	45	–	4	260
Interest income	(15)	(47)	(150)	(119)	(342)	(191)	(258)	(317)	(93)
Legal, accounting and audit	213	386	159	213	167	115	156	198	66
Loss on extinguishment of
promissory note	–	–	–	–	–	–	–	–	475
Office and administration	1,121	1,030	774	879	765	(341)	1,018	766	638
Project investigation	–	8	9	8	–	–	–	–	–
Shareholder communications	49	70	60	82	55	163	88	72	66
Stock-based compensation	330	211	331	1,064	327	409	710	939	483
Trust and filing	13	5	24	26	30	10	35	17	42
Loss for the period	$5,880	$14,831	$6,055	$4,701	$4,967	$6,259	$6,312	$4,225	$4,639

Basic and diluted loss per share	$(0.05)	$(0.11)	$(0.05)	$(0.04)	$(0.04)	$(0.05)	$(0.05)	$(0.04)	$(0.05)

Weighted average number of common shares outstanding (in thousands)	129,053	129,053	129,053	129,053	129,053	123,689	120,802	120,790	101,129

CONTINENTAL MINERALS CORPORATION
THREE MONTHS PERIOD ENDED MARCH 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in many of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had working capital of approximately $5.4 million as at March 31, 2009, compared with $10.0 million at December 31, 2008. The change in working capital compared with December 31, 2008 is due to the exploration and administrative expenditures incurred during the first quarter of 2009.

Management believes the Company has sufficient capital resources to maintain its properties and continue with its planned objectives for the 2009 fiscal year.

1.7 Capital Resources

In February 2007, the Company entered into a framework agreement with Jinchuan for equity financing, capital financing, concentrate off-take and other mine building support for Xietongmen Project. Specifically, Jinchuan has agreed to provide assistance in arranging for 60% of the required capital in the form of debt, and contributing 30% of required project capital (net of any equity subscriptions) for the Xietongmen property in the form of debt and/or equity.

The Company has engaged Standard Bank Plc, jointly with the Industrial and Commercial Bank of China, as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen Project. The engagement is subject to due diligence and conditions precedent applicable to finance facilities of this type.

The Company had no material commitments for capital expenditures as of March 31, 2009. The Company has no other lines of credit or sources of financing which have been arranged but are as yet unused.

The ability of the Company to carry out its long range strategic objectives in future years depends on its ability to raise financing from lenders, shareholders and other investors.

1.8 Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in the notes to the audited annual financial statements for the year ended December 31, 2008.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in

CONTINENTAL MINERALS CORPORATION
THREE MONTHS PERIOD ENDED MARCH 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At March 31, 2009, the conversion rate was $5.14 per Taseko Share. These arrangements are more fully described in the notes to the audited consolidated financial statements for the year ended December 31, 2008.

1.9 Transactions with Related Parties

Details of transactions with related parties during the three months ended March 31, 2009, are presented in note 7 of the unaudited interim consolidated financial statements.

1.10 Fourth Quarter

Not required for this MD&A.

1.11 Proposed Transactions

There are no material transactions requiring disclosure under this section.

1.12 Critical Accounting Estimates

Not applicable; the Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

Refer to note 3 of the unaudited interim consolidated financial statements.

1.14 Financial Instruments and Other Instruments

There are no material changes since the fiscal year end of 2008 in terms of the financial instruments.

1.15 Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the consolidated schedules of exploration expenses in the unaudited interim consolidated financial statements.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS PERIOD ENDED MARCH 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the unaudited interim consolidated financial statements.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a)through (d);

None.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at May 19, 2009, the date of this MD&A.

	Expiry date	Exercise price	Number	Number
Common shares				129,053,041

Share purchase options	November 30, 2009	$ 1.61	250,000
	September 30, 2010	$ 1.68	135,000
	February 28, 2011	$ 1.61	2,800,000
	February 28, 2011	$ 1.68	350,000
	May 2, 2011	$ 1.32	4,039,834
	October 1, 2011	$ 0.79	200,000
	February 29, 2012	$ 2.01	1,200,000
				8,974,834

1.15.3 Internal Controls over Financial Reporting Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting occurred during the three months ended March 31, 2009 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

CONTINENTAL MINERALS CORPORATION
THREE MONTHS PERIOD ENDED MARCH 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.4 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the three months ended March 31, 2009 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.